ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

State University of New York
Defined Contribution Retirement Plan

Supplement dated December 20, 2006 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective January 13, 2007, ING VP Natural Resources Trust will merge into ING Global Resources Portfolio (Class S). After the close of business on January 12, 2007, all existing account balances invested in ING VP Natural Resources Trust will be transferred to ING Global Resources Portfolio (Class S). As a result of the merger, effective January 13, 2007 all references to ING VP Natural Resources Trust in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted and ING Global Resources Portfolio (Class S) is added as an investment option. Effective January 15, 2007, ING Global Resources Portfolio (Class S) will be available as an investment option under your contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to ING VP Natural Resources Trust after the date of the merger will be automatically allocated to ING Global Resources Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

For all <u>regular mail</u>, please use:
Service Center
ING Life Insurance and Annuity Company
P.O. Box 9780
Providence, RI 02940-9780

For <u>overnight delivery</u>, please use:
Service Center
ING Life Insurance and Annuity Company
101 Sabin Street
Pawtucket, RI 02860

1-800-677-4636

See also the Transfers section of your Contract Prospectus or Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The minimum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change with the addition of the ING Global Resources Portfolio (Class S). Therefore, there is no change to the minimum hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

The maximum Total Annual Fund Operating Expense shown in the Contract Prospectus has changed to 1.25%. Therefore, the maximum hypothetical example shown in the Contract Prospectus and Contract Prospectus Summary is hereby deleted and replaced as follows:

1 Year	**3 Years**	**5 Years**	**10 Years**
$228	$703	$1,205	$2,585

3. Effective December 1, 2006, the information for ING Legg Mason Partners Aggressive Growth Portfolio appearing in the Contract Prospectus under Appendix III –Fund Descriptions is deleted and replaced with the following to reflect a subadviser name change. Effective January 13, 2007, the following information regarding ING Global Resources Portfolio is added to Appendix III – Fund Descriptions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Resources Portfolio	Directed Services, LLC **Subadviser**: ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term growth of capital.

4. Effective December 31, 2006, Directed Services, Inc. will be renamed Directed Services, LLC. Accordingly, effective December 31, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus and in the Contract Prospectus Summary are replaced with Directed Services, LLC.

5. Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix III – Fund Descriptions are replaced with Directed Services, LLC.